Exhibit 12.1

HCP

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD SEP-06	2005	2004	2003	2002	2001

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization:	102,701	107,201	87,561	88,297	74,951	75,526
Rental Expense	2,384	2,614	1,306	625	510	461
Capitalized Interest	588	637	1,650	1,210	1,323	243

Fixed Charges	105,673	110,452	90,517	90,132	76,784	76,230

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	124,733	157,895	149,556	132,715	118,322	95,397
Add Back Fixed Charges	105,673	110,452	90,517	90,132	76,784	76,230
Add Distributed Income from Equity Investees	7,580	—	2,157	1,195	920	944
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(40)	(2,159)	(79)	(439)	(348)	(458)
Less Capitalized Interest	(588)	(637)	(1,650)	(1,210)	(1,323)	(243)
Less Minority Interest from Subsidiaries without Fixed Charges	(3,729)	(4,489)	(5,369)	(4,568)	(3,072)	(3,109)

Total	233,629	261,062	235,132	217,825	191,283	168,761

Ratio of Earnings to Fixed Charges	2.21	2.36	2.60	2.42	2.49	2.21

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization:	102,701	107,201	87,561	88,297	74,951	75,526
Preferred Stock Dividend	15,848	21,130	21,130	36,736	24,900	24,900
Rental Expense	2,384	2,614	1,306	625	510	461
Capitalized Interest	588	637	1,650	1,210	1,323	243

Fixed Charges	121,521	131,582	111,647	126,868	101,684	101,130

Earnings (see above)	233,629	261,062	235,132	217,825	191,283	168,761

Ratio of Earnings to Fixed Charges	1.92	1.98	2.11	1.72	1.88	1.67